November 30, 2005

Via U.S. Mail

Alfred Lam
Chief Executive Officer
Pacific CMA, Inc.
C/O Airgate International Corp.
153-04 Rockaway Blvd.
Jamaica, New York 11434

RE:		Pacific CMA, Inc.
		Form 10-K for The Fiscal Year Ended December 31, 2004 Response Letter dated September 29, 2005

Dear Mr. Lam:

      We have reviewed the above filing and response letter and have the following comment. We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

General -

We note that in your letter dated September 29, 2005, you state that you do "not have any past or current contracts, directly or indirectly, with . . . any boycotted countries" and "nor has [the company] any materials, supplies, component and goods transported to or arranged for transport to, from or in a boycotted country." We note also that Appendix B to your letter identifies Sudan as a country with respect to which you received revenue during fiscal 2004. In light of the fact that Sudan has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the U.S. Treasury Department`s
Office of Foreign Assets Control, please describe for us the extent and nature of your past and current contacts, directly or indirectly, with Sudan, including the types of materials, supplies, components, and goods, you have transported or arranged to transport to, from, or on behalf of, Sudan or any Sudanese entity.

Discuss for us the materiality to you of your contacts with Sudan, and whether those contacts constitute a material investment risk for your security holders, in light of the potential impact upon your reputation and share value of your having business contacts with a country identified as a state sponsor of terrorism and subject to U.S. economic sanctions imposed, in part, as a result of its continued support for international terrorism. Provide us with both your conclusions and underlying analysis.

With regard to the issue of reputational risk and potential impact on share value, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism; Illinois, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states; and Harvard University, Stanford University, Dartmouth College, and the University of California system have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Robert Perez
		Gusrae, Kaplan, Bruno & Nusbaum PLLC
		120 Wall Street
		New York, NY 10005

		Max Webb
		Assistant Director
		Division of Corporation Finance